FORM 6_K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15-d-16

Of the Securities Exchange Act of 1934

For the Month of February, 2003, filed February 20, 2003

Telesis North Communications Inc.

35 – The Links Road, Ste. 210 – Toronto, Ontario, M2P 1T7

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

.

TELESIS NORTH COMMUNICATIONS INC.

TELESIS RELEASES Mobile Mail Client FOR OUTLOOK 2002

Toronto, Ontario, Canada – February 20, 2003 - Telesis (TSX Venture Exchange: TNC; OTCBB: TNCVF), a developer and marketer of data acceleration software, announced today that it has released Mobile Mail Client for Outlook 2002.

Outlook® version 2002 is a collaborative software upgrade from Microsoft that makes it easier to manage email messages, access web-based email accounts (such as MSN Hotmail), send instant messages, schedule meetings, contacts, and tasks - all from one place, without leaving Outlook.

With the release of Mobile Mail Client for Outlook 2002, Telesis continues to build on its Mobile Mail Accelerator platform by adding client-side support for Outlook upgrades.  Mobile Mail Client for Outlook 2002 offers mobile users, secure remote mail features and efficient communications by optimizing for all wireless and wired networks. This new version of Telesis software accelerates message delivery protocols into Microsoft's Exchange Server, providing faster downloads, therefore improving the overall performance for users of Microsoft Outlook 2002. "The release of Mobile Mail Client for Outlook 2002 represents another milestone for Telesis," commented Derek Woods, President and CEO of Telesis.
"By providing support for Microsoft Outlook 2002, we have increased the market potential for selling our new software to all enterprises that have upgraded to Microsoft Outlook 2002.  Whatever the communication needs of the corporate or the personal user on Outlook 2002, our software will make all
Exchange messaging features faster."

About Telesis
Founded in 1989, Telesis North Communications Inc. ("Telesis") (TSX Venture: TNC; OTCBB: TNCVF) develops and markets data acceleration software for wireless and landline networks. The Company's core product, OVERDRIVE(tm), allows ISPs and wireless carriers to accelerate the effective performance of their networks by up to 10 times, resulting in cost savings and greater customer satisfaction. For accessing email, the web, or any corporate application, Telesis "makes data move faster." Telesis is headquartered in
Toronto, Canada with regional offices in the United States and the UK.  The Telesis web site can be found at www.telesis.ca <http://www.telesis.ca> .
Contact:
Telesis
Investor Relations
Tel: 416.228.2372
Fax: 503.212.9311

© 2003 Telesis North Communications, Inc.  Microsoft and Microsoft Exchange are either registered trademarks or trademarks of Microsoft Corp. in the United States and/or other countries.  Other product and company names herein may be trademarks of their respective owners.  This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company's ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company's expectations and estimates.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereto duly authorized.

TELESIS NORTH COMMUNICATIONS INC.. (Registrant) By: “Elizabeth Forester Vice President Sales & Marketing

Dated:  February 20, 2003